EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The Registrant has two direct, wholly owned subsidiaries as follows:

First National Bank and Trust Company—

National banking association headquartered in the State of North Carolina.

Rowan Savings Bank SSB, Inc.—

Savings bank chartered in the State of North Carolina